Filed by CBOE Holdings, Inc.

pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: CBOE Holdings, Inc.

Subject Company’s Commission File No.: 333-140574

On October 1, 2008, the Chicago Board Options Exchange, Incorporated issued the following press release.

CBOE News Release

Chicago Board Options Exchange

400 S. LaSalle Street

Chicago, IL  60605

FOR IMMEDIATE RELEASE

CBOE RECORDS MOST ACTIVE MONTH EVER: AVERAGE DAILY VOLUME OF 6.1 MILLION CONTRACTS ON 127.2 MILLION SEPTEMBER VOLUME

CHICAGO, October 1, 2008 – The Chicago Board Options Exchange (CBOE) today announced that September was its most active month ever as 127.2 million contracts changed hands, with an average daily volume (ADV) of 6.1 million contracts. CBOE’s September volume edged out the previous monthly record set in July 2008 when 126.2 million contracts were traded. September trading volume also was 89 percent greater than September 2007 volume of 67.2 million contracts.

CBOE’s year-to-date volume totaled 899.6 million contracts, up 31 percent from January through September 2007 volume of 686.0 million. Daily trading volume averaged 4.8 million contracts through September 2008.

ETF and Cash Index Records. During September, new CBOE monthly volume records were established both in options on ETFs and cash indexes. ETF option volume reached a record 39.9 million contracts (1.9 million contracts ADV), surpassing the July 2008 record of 34.4 million contracts.  Cash index options volume, with a record 29.2 million contracts (1.4 million contracts ADV), beat the August 2007 record of 27.7 million contracts. In addition, ETF options and cash index options volume was 159 percent and 69 percent higher, respectively, than September 2007 volume. Four individual ETF and cash index options also set monthly volume records – options on S&P Depositary Receipts – SPDRs (SPY), iShares MSCI Emerging Markets Index (EEM), S&P 500 Index (SPX), and Russell 2000 Index (RUT).

Equity Option Volume Up. Trading volume in equity options during September totaled 58.0 million contracts (ADV of 2.8 million contracts), a 68-percent increase over September 2007 volume of 34.5 million contracts.

	September 2008 Volume (21 days)	% Change vs September 2007 (19 days)	% Change vs. August 2008 (21 days)	Year-To-Date Volume (189 days)	% Change vs. 2007 (187 days)
Industry Total	374,531,673	+84%	+42%	2,740,387,966	+35%
CBOE Total	127,163,539	+89%	+44%	899,573,197	+31%
CBOE Total ADV	6,055,407	+71%	+44%	4,759,647	+30%
Equity	58,012,402	+68%	+28%	463,710,159	+28%
Equity ADV	2,762,495	+52%	+28%	2,453,493	+26%
Cash-Settled Index	29,181,217	+69%	+55%	187,947,350	+9%
Cash-Settled Index ADV	1,389,582	+53%	+55%	994,430	+8%
ETF Options	39,929,196	+159%	+64%	247,798,127	+64%
ETF Options ADV	1,901,390	+134%	+64%	1,311,101	+62%
Exchange Open Interest	290,744,777	+10%	-2%	—	—

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Page 2/3  CBOE September 2008 Volume Summary

CBOE’s September Market Share at 34 Percent Leads Industry

In September, CBOE’s market share of total industry volume was 34 percent, up 0.9 percentage points from September 2007 and up 0.4 percentage points from August 2008.  CBOE’s market share for equity options was 27.8 percent, up two percentage points from a year ago. CBOE also accounted for 89.6 percent of September’s industry-wide volume in singly and multi-listed index options combined, up 4.3 percentage points from September 2007.

CBOE Market Share	Sep 2008 Market Share	% Change vs Sep 2007	% Change vs Aug 2008	Year-To-Date Market Share	% Change vs 2007

Exchange	34.0%	+0.9%	+0.4%	32.8%	-1.1%
Equity	27.8%	+2.0%	+0.5%	26.9%	+0.7%
Index	89.6%	+4.3%	+1.7%	87.6%	+1.5%
ETF	29.9%	-1.1%	-2.0%	30.9%	-3.8%

September Highlights:

•                  The top five most actively traded equity options at CBOE during September were Citigroup, Inc. (C), General Electric (GE), Apple (AAPL), Lehman Brothers (LEH), and Wachovia (WB).

•                  The top five most actively traded index and ETF options at CBOE during September were S&P 500 Index (SPX), Standard & Poor’s Depositary Receipts (SPY), iShares Russell 2000 Index Fund (IWM), PowerShares QQQ Trust (QQQQ), and Financial Select SPDR (XLF). Expanded information on September volume for Index options and ETF options is available at http://www.cboe.com/data/monthlyvolume.aspx.

•                  Daily/weekly records: Four days during September placed in the top ten volume days during CBOE’s 35-year history. The week of September 15 was the busiest ever at CBOE as more than 42 million contracts changed hands; it topped the previous all-time weekly high of 36 million contracts set during the week of July 14, 2008.  September 17 and 18 set consecutive all-time, single-day volume records with 9,745,622 and 9,975,464 contracts traded, respectively.  Other daily volume records included 426,661 VIX options contracts traded on September 16, and 3,362,681 ETF options contracts traded on September 17.

•                  On September 17, CBOE’s membership voted by an overwhelming margin of 779 to 70 to approve the definitive agreement to settle the Exercise Right litigation between CBOE and CBOT exercise right holders. The agreement is subject to a final review by the Delaware Court, expected to occur in December.

•                  On September 25, CBOE released a Web page (http://www.cboe.com/ShortSale) that lists recent restrictions involving short sales and how they affect options market participants. The site links to both relevant SEC regulatory changes and CBOE information documenting the various restrictions.

•                  During the month, CBOE announced introductions of two new options products and one benchmark index:

•                  CBOE S&P 500 BuyWrite Index Options (BXO), which began trading on September 23, are based on 1/10th the value of the BXM.  The CBOE S&P 500 BuyWrite Index (BXM), on which the BXO is based, is a broad-based benchmark index that tracks the performance of a hypothetical BuyWrite (covered call) strategy against a long portfolio of stocks in the S&P 500 Index. For more information, see www.cboe.com/BXM.

•                  S&P 500 Three-Month Realized Volatility Options (RUH), which will expand opportunities to trade realized volatility measures (as opposed to implied volatility with CBOE Volatility Index options) are expected to begin trading on October 21.  Additional details can be found at www.cboe.com/RUH.

•                  CBOE S&P 500 95-110 Collar Index (CLL), now being distributed through major vendors, is a new benchmark index designed to provide investors with insights on how one might protect an investment in S&P 500 stocks against market declines.  Refer to www.cboe.com/CLL for a complete overview.

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Page 3/3  CBOE September 2008 Volume Summary

•                  On September 23, CBOE added puts for binary options contracts on the S&P 500 Index (SPX) and on the CBOE Volatility Index (VIX). When these contracts were introduced on July 1, only calls were available. Binary options have just two possible outcomes - a payoff of a set amount or nothing at all.

•                  Year-to-date volume at the CBOE Futures Exchange (CFE) was 26 percent ahead of 2007 with more than 942,000 contracts traded from January through September. CFE volume of 149,418 contracts in September was up 76 percent compared with the September 2007 volume of 84,680 contracts.

•                  CBOE Stock Exchange (CBSX) recorded its best month ever in September with 378 million shares (ADV of 18 million shares), surpassing the previous July 2008 record of 350 million shares. September’s share volume was up 279 percent over September 2007 volume of 90.8 million shares.

•                  During September, 11 CBOE memberships changed hands – the highest at $2.825 million. From January through September, 100 CBOE seats have been sold.

CBOE, the largest options marketplace in the U.S. and the creator of listed options, is regulated by the Securities and Exchange Commission (SEC). For additional information about the CBOE and its products, access the CBOE website at www.cboe.com.

# # #

CBOE Media Contacts:		Analyst Contact:
Gail Osten	Gary Compton	Debbie Koopman
(312) 786-7123	(312) 786-7612	(312) 786-7136
osten@cboe.com	comptong@cboe.com	koopmn@cboe.com

CBOE®, Chicago Board Options Exchange®, CBOEdirect®, CBOE Volatility Index®, VIX®, XEO®, OEX®, CBSX® and CBOE Stock Exchange® are registered trademarks of Chicago Board Options Exchange, Incorporated.   SPXSM, XSPSM, MNXSM, GVZSM, EVZSM, OVXSM, BXOSM, RUHSM, VXDSM, VXNSM, RVXSM, VPDSM, VPNSM, VTYSM, VXOSM, and VXVSM are service marks of Chicago Board Options Exchange, Incorporated.  CFE® is a registered trademark and CBOE Futures ExchangeSM is a service mark of CBOE Futures Exchange, LLC.  Dow Jones®, DJIA®, and DIAMONDS® are registered trademarks of Dow Jones & Company, Inc. Dow Jones Industrial AverageSM and Options on the DowSM are service marks of Dow Jones & Company.  CBOE’s Options on the Dow based on the Dow Jones Industrial Average and financial products based on the CBOE DJIA Volatility Index are not sponsored, endorsed, marketed or promoted by Dow Jones. S&P®, S&P 100®, S&P 500®, and SPDR are registered trademarks of the McGraw-Hill Companies, Inc. and are licensed for use by the Chicago Board Options Exchange, Incorporated pursuant to a License Agreement. The Russell 2000® Index is a registered trademark of The Frank Russell Company used under license.  Nasdaq®, Nasdaq-100®, Nasdaq-100 Index®, and PowerShares QQQ TrustSM are trademarks of The Nasdaq Stock Market, Inc. iShares is a service mark of Barclays Global Investors, N.A. “HOLDRS” and “Holding Company Depositary ReceiptS” are service marks of Merrill Lynch & Co., Inc.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

In connection with the proposed restructuring transaction, CBOE Holdings, Inc. (“CBOE Holdings”) has filed certain relevant materials with the United States Securities and Exchange Commission (SEC), including a registration statement on Form S-4. Members are encouraged to read the registration statement, including the proxy statement/prospectus that are a part of the registration statement, because it contains important information about the proposed transaction. Members are able to obtain a free copy of the proxy statement/prospectus, as well as the other filings containing information about CBOE Holdings and the Chicago Board Options Exchange, Incorporated (“CBOE”), without charge, at the SEC’s Web site, http://www.sec.gov/, and the companies’ website, http://www.cboe.com/.In addition, CBOE members may obtain free copies of the proxy statement/prospectus and other documents filed by CBOE Holdings or the CBOE from CBOE Holdings by directing a request to the Office of the Secretary, CBOE Holdings, Inc., 400 South LaSalle Street, Chicago, Illinois 60605.

CBOE Holdings, the CBOE and their respective directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of CBOE Holdings and of the CBOE is available in the prospectus/proxy statement.